AMAROK RESOURCES, INC.
30021 Tomas Street, Suite 300
Rancho Santa Margarita, CA 92688
T: 949.682-7889
F: 949.459-2162
www.amarokresources.com

November 9, 2012

Dragon Resource Holdings Inc.
Trump Ocean Club Hotel
Tower Office
Floor 2, Suite 204
Punta Colon Street
Punta Pacifica, Panama City, Panama.

Attention: Board of Directors and Javier DeSedas

Dear Sirs:

Re:Agreement between Amarok Resources Inc. and Dragon Resource Holdings Inc. on the Rodeo Creek and McNeil Properties

This letter (the "Letter Agreement") sets forth the general terms pursuant to which Dragon Resource Holdings Inc. ("Dragon") acquire from Amarok Resources, Inc. (the "Vendor" or "Amarok") an option to earn a 30% interest in the Rodeo Creek Property (as more particularly described below and referred to herein as the "RC Property") in Nevada, USA and the MicMac Claims located within Amarok Resources, Inc. McNeil Gold Project in Ontario, Canada (as more particularly described below and referred to herein as the "MicMac Claims" together both are referred to as "The Properties". The parties hereto intend to enter into a formal agreement (the "Formal Agreement"), incorporating the terms herein and such further terms as the parties may agree upon.

PART I – THE PROPERTIES

1.1 The Properties consist of the following and are more particularly described below.

a. RC Property: Consists of 29 unpatented lode mining claims ("claims") located in Nevada within the Carlin Gold Trend. Amarok has the option to earn up to 75% interest in the RC Property pursuant to an agreement with Trio Gold Corp. ("Trio") which was acquired in an assignment agreement with Carlin Gold dated February 22, 2010. The claims are also subject to an exchange agreement between Trio and McWatters Mining Inc., granting McWatters a 1.5% Net Smelter Return (the "Exchange Agreement"). Amarok also has earned a 2% NSR on this property pursuant to its expenditures to date on the RC Property.

b. MicMac Claims: Consist of claim #'s 1219237,1219272,1237005, 3010873,3010874,4214920 and 4214664 totaling approximately 1354 HA or 3,345 acres located within Amarok's McNeil property. A map outlining the MicMac claims is attached hereto as Schedule 1

PART II – REPRESENTATIONS AND WARRANTIES OF VENDOR

2.1 The Vendor represents to the best of its ability to Dragon that the MicMac Claims are validly located within the McNeil property, duly recorded, in good standing and legally and beneficially owned 100% by the Vendor, free and clear of any charges, liens, or encumbrances, environmental hazards or liabilities, and that there are no underlying agreements in effect with respect to the Property.

2.1A The Vendor represents to the best of its ability to Dragon that the RC Property is validly located in Nevada, duly recorded, in good standing and that the Vendor has the right to earn up to 75% interest in and to the RC Property pursuant to an assignment agreement with Carlin Gold dated February 22, 2010. To the best of the Vendors knowledge the RC Property is free and clear of any charges, liens, or encumbrances, environmental hazards or liabilities, and there are no underlying agreements in effect with respect to the Property other than noted in 1.1a above.

2.2 The Vendor represents to the best of its ability to Dragon that there are no claims against title to the Properties, nor to the knowledge of the Vendor is there any basis therefor. The Vendor also represents to Dragon that the Vendor has the full right and authority to enter into this letter agreement and to carry out the transactions contemplated herein.

PART III – OPTION

3.1 The Vendor grants to Dragon an Option (the "Option") as follows:

i. To earn an undivided 30% interest in and to the RC Property conditioned upon satisfaction of 3.1(a)(c) below. This interest will be reduced from the Vendors 75% interest in the property (once earned) and will not affect Trios interest in the RC property. This is subject to the Vendor earning its 75% interest by fulfilling its obligation pursuant to Vendors agreement with Trio Gold Corp., which requires Vendor to spend a total of $3.1mm on the property prior to December 31, 2013;

ii. To earn an undivided 10% interest in and to the MicMac Claims conditioned upon satisfaction of 3.1(b)(c) below;

The Option will be earned by Dragon when Dragon funds the incurring $15,000,000 USD in exploration expenditures, to be paid and issued to the Vendor and to be incurred by Dragon as follows:

(a) cumulative exploration expenditures of not less than $5,000,000, to be incurred on the RC Property on or before the dates indicated below:

(i) $3,500,000 on or before December 31, 2013;

(ii) $1,500,000 on or before December 31, 2014.

(b) cumulative exploration expenditures of not less than $10,000,000, to be incurred on the MicMac claims on or before the dates indicated below:

i. $1,000,000 on or before December 31, 2013;

ii. $4,000,000 on or before December 31, 2014;

iii. $5,000,000 on or before December 31, 2015.

(c) Dragon shall pay to Vendor the aggregate sum of $500,000 in cash, on or before December 15, 2012 ("Option Purchase Fee"). If this amount is not paid this agreement will automatically terminate, leaving Vendor with no further obligations or any interest earned in the properties of any kind.

3.2 Upon receipt of the Option Purchase Fee, the Vendor agrees to do the following:

i. Cause a thirty to one (30-1) reverse split on all of the Vendor's issued and outstanding shares of it's common stock.

ii. Cause all appropriate federal and state filings to be made, along with proper public disclosures.

iii. Issue to Dragon one million five hundred thousand (1,500,000) post split restricted shares of common stock from it's authorized but unissued capital stock.

3.3 Exploration expenditures incurred by any date in excess of the amount of exploration expenditures required to be incurred by such date pursuant to paragraph 3.1(a)(b) shall be carried forward to the succeeding period or periods_and qualify as exploration expenditures. Any exploration expenditures incurred in excess of the minimum required pursuant to paragraph 3.1(a)(b) shall be carried forward to the succeeding period or periods and qualify as exploration expenditures thereunder. If exploration expenditures are less than the amount of exploration expenditures required to be incurred by any date, Dragon may pay the deficiency to the Vendor in cash by the required date in order to maintain the Option. Such payments in cash in lieu shall be deemed to be exploration expenditures for the purposes of paragraph 3.1(a)(b).

3.3 Dragon shall have exercised the Option and shall have earned its respective interests in the Properties by making all of the cash payments, share issuances and incurring all of the exploration expenditures pursuant to paragraph 3.1.

3.4 During the period commencing on the execution of this letter agreement until the date on which Dragon has earned its interest in and to the Properties as provided in section 3.1 hereof:

(a) Dragon shall be responsible for keeping the claims comprising the Property in good standing and for paying, at its sole expense, any fees and taxes payable to any

governmental or regulatory authority in connection therewith and shall be deemed as exploration expenditures for the purposes of paragraphs 3.1(a)(b) hereof; and

(b) Dragon, its directors, officers, employees and agents shall have full access to all records of the Vendor in respect of the Properties, including, without limitation, any geophysical, geochemical and geographic data, maps and exploration results.

PART IV – OPERATOR AND ACCESS

4.1 During the term of the Option, the Vendor shall be the Operator of the Properties.

4.2 Dragon, its directors, officers, employees and agents shall at all times have the right to enter upon the property for the purpose of inspecting and observing any and all operations that are being conducted thereon and to ensure that all operations are being conducted in accordance with the work program as provided by Vendor to Dragon. Dragon shall have the right to inspect at all times, the drilling data, samples, cores, logs and other data obtained in respect of the Property and shall receive copies of all logs, assay reports, maps or other documents connected with the exploration programs conducted on the Property.

PART V – GENERAL

5.1 Unless otherwise expressly indicated to the contrary, all references to dollar amounts contained in this letter agreement are references to United States dollars.

5.2 If a party wishes to issue or make any public announcement or statement which contains material and non-public information about this letter agreement or any operations conducted pursuant to this letter agreement, it shall not do so unless prior thereto it furnishes the other party with a copy of such announcement or statement and obtains the approval of the other party which approval shall not be unreasonably withheld;, provided, however, that a party shall not be prohibited from issuing or making any such public announcement or statement in connection with any reports to its stockholders or others in order to comply with any law or regulation of any government or governmental agency having or purporting to have jurisdiction with respect thereto, including, but not limited to, any securities commission or stock exchange.

5.3 Dragon agrees that until it has paid to Vendor the initial earn in fee of $500,000, the Vendor will continue to seek funding for its projects. Vendor will continue to seek funding for its projects through out the term of this agreement but in the event it receives an offer to participate in the development of any of the properties referred to in this agreement, Vendor agrees to give Dragon the right of first refusal to match the offer. Dragon will have 5 business days from receipt of notification by Vendor to determine its intent. If Dragon elects not to match the offer as presented by the third party, Vendor will be free to continue with the third party at Vendors discretion.

5.4 No party shall be liable to any other party hereto and no party shall be deemed in default hereunder for any failure to perform or delay in performing any of its covenants and agreements caused by or arising out of any act beyond the reasonable control of such party, excluding lack of

funds but including, without limitation, all situations arising by reason of "industry standard" force majeure.

If the terms as presented are acceptable to you, please sign the attached duplicate of this letter agreement and return the same to my attention at your earliest convenience. This letter agreement will then form a binding agreement between the Vendor and Dragon.

Sincerely,

Amarok Resources, Inc.

Ron Ruskowsky
President

AGREED TO and ACCEPTED

this ____ day of November, 2012

DRAGON RESOURCE HOLDINGS INC.

Per: ______________________
Authorized Signatory